Exhibit 99.2

WIX.COM LTD.

INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2020

INDEX

Page
Interim Condensed Consolidated Balance Sheets at June 30, 2020 (unaudited) and December 31, 2019	F-2 – F-3

Interim Condensed Consolidated Comprehensive Loss (unaudited) for the six months ended June 30, 2020 and 2019	F-4

Interim Condensed Consolidated Statements of Changes In Stockholders’ Equity (unaudited) for the six months ended June 30, 2019 and 2020	F-5

Interim Condensed Consolidated Statements of Cash Flows (unaudited) for the six months ended June 30, 2019 and 2020	F-6 – F-7

Notes to the Interim Condensed Consolidated Financial Statements	F-8 – F-26

- - - - - - - - - - -

WIX.COM LTD.

INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share and per share data)

	June 30, 2020	December 31, 2019
ASSETS	(unaudited)
CURRENT ASSETS:
Cash and cash equivalents	$173,950	$268,103
Short-term deposits	406,033	294,096
Restricted deposit	925	1,149
Marketable securities	174,624	164,301
Trade receivables	18,830	16,987
Prepaid expenses and other current assets	49,888	19,211

Total current assets	824,250	763,847

LONG-TERM ASSETS:
Prepaid expenses and other long-term assets	13,243	9,926
Property and equipment, net	32,926	31,706
Marketable securities	245,211	177,298
Intangible assets, net	18,710	19,841
Goodwill	25,799	17,800
Operating lease right-of-use assets	81,112	79,249

Total long-term assets	417,001	335,820

TOTAL ASSETS	$1,241,251	$1,099,667

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

WIX.COM LTD.

INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share and per share data)

	June 30, 2020	December 31, 2019
LIABILITIES AND SHAREHOLDERS’ EQUITY	(unaudited)
CURRENT LIABILITIES:
Trade payables	$73,059	$37,687
Employees and payroll accruals	66,306	41,938
Deferred revenues	344,515	289,148
Accrued expenses and other current liabilities	65,036	56,464
Operating lease liabilities	17,372	18,949

Total current liabilities	566,288	444,186

LONG-TERM LIABILITIES:
Convertible notes	369,664	358,715
Long-term deferred revenues	29,265	21,969
Long-term deferred tax liabilities	1,574	1,585
Long-term loan	1,219	1,219
Long term operating lease liabilities	68,402	64,244

Total long-term liabilities	470,124	447,732

Total liabilities	1,036,412	891,918

SHAREHOLDERS’ EQUITY:
Ordinary shares of NIS 0.01 par value – Authorized: 500,000,000 shares as of December 31, 2019 and as of June 30, 2020; Issued and outstanding: 51,525,919 and 55,117,101 shares as of December 31, 2019 and June 30, 2020, respectively	104	94
Additional paid-in capital	695,412	611,083
Accumulated other comprehensive income	10,997	1,357
Accumulated deficit	(501,674)	(404,785)

Total shareholders’ equity	204,839	207,749

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$1,241,251	$1,099,667

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

WIX.COM LTD.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS (UNAUDITED)

U.S. dollars in thousands (except share and per share data)

	Six Months Ended June 30
	2020	2019
Revenues
Creative Subscription	366,715	308,376
Business Solutions	85,331	51,333

	452,046	359,709

Cost of Revenues
Creative Subscription	73,836	55,943
Business Solutions	58,716	30,434

	132,552	86,377

Gross profit	319,494	273,332

Research and development	146,180	119,669
Selling and marketing	215,489	157,047
General and administrative	49,967	38,569

Total operating expenses	411,636	315,285

Operating loss	(92,142)	(41,953)

Financial expenses, net	(2,194)	(2,310)
Other income	59	32

Loss before taxes on income	(94,277)	(44,231)

Taxes on income	(2,612)	(3,243)

Net loss	(96,889)	(47,474)

Other comprehensive loss:
Unrealized gains from marketable securities	3,696	985
Unrealized gains on cash flow hedge	5,944	1,287

Other comprehensive income for the period	9,640	2,272

Total comprehensive loss	(87,249)	(45,202)

Basic and diluted net loss per ordinary share	(1.82)	(0.95)

Basic and diluted weighted-average shares used to compute net loss per share	53,266,895	49,917,692

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

WIX.COM LTD.

INTERIM CONDENSED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (UNAUDITED)

U.S. dollars in thousands (except share data)

	Ordinary shares		Additional paid-in	Other comprehensive	Accumulated	Total shareholders’
	Shares	Amount	capital	income (loss)	deficit	equity
Balance as of December 31, 2018	49,269,626	88	472,239	(1,691)	(318,371)	152,265
Exercise of share options and warrants	1,323,211	5	13,004	—	—	13,009
Share-based compensation	—	—	52,556	—	—	52,556
Other comprehensive income	—	—	—	2,272	—	2,272
Net loss	—	—	—	—	(47,474)	(47,474)

Balance as of June 30, 2019	50,592,837	93	537,799	581	(365,845)	172,628

Balance as of December 31, 2019	51,525,919	94	611,083	1,357	(404,785)	207,749
Exercise of share options and warrants	3,591,182	10	18,613	—	—	18,623
Share-based compensation	—	—	65,716	—	—	65,716
Other comprehensive income	—	—	—	9,640	—	9,640
Net loss	—	—	—	—	(96,889)	(96,889)

Balance as of June 30, 2020	55,117,101	104	695,412	10,997	(501,674)	204,839

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

WIX.COM LTD.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

U.S. dollars in thousands

	Six Months Ended June 30
	2020	2019
Cash flows from operating activities:
Net loss	$(96,889)	(47,474)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation	7,109	5,585
Amortization of intangible assets	1,132	1,470
Share based compensation expenses	65,685	52,472
Amortization of debt discount and debt issuance costs	10,949	10,311
Increase in accrued interest and exchange rate on short-term and long-term deposits	62	594
Amortization of premium and discount and accrued interest on marketable securities, net	717	41
Deferred taxes, net	(1,721)	533
Changes in operating lease right-of-use assets	9,446	7,247
Changes in operating lease liabilities	(9,817)	(6,532)
Increase in trade receivables	(1,617)	(4,532)
Increase in prepaid expenses and other current and long-term assets	(21,605)	(11,141)
Increase in trade payables	34,974	1,328
Increase in employees and payroll accruals	23,694	12,235
Increase in short-term and long-term deferred revenues	62,663	40,233
Increase in accrued expenses and other current liabilities	10,203	9,884

Net cash provided by operating activities	94,985	72,254

Cash flows from investing activities:
Proceeds from short-term and restricted deposits	26,225	81,775
Investment in short-term and restricted deposits	(138,000)	(26,000)
Investment in marketable securities	(230,168)	(136,616)
Proceeds from marketable securities	154,911	29,056
Purchase of property and equipment	(8,207)	(11,065)
Capitalization of software development costs	(132)	(389)
Payments for businesses acquired	(6,626)	(2,800)
Purchases of investments in privately-held companies	(785)	—
Investment in other long-term assets	(5,643)	—

Net cash used in investing activities	(208,425)	(66,039)

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

WIX.COM LTD.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

U.S. dollars in thousands

	Six Months Ended June 30
	2020	2019
Cash flows from financing activities:
Proceeds from exercise of options and ESPP shares	19,287	14,190

Net cash provided by financing activities	19,287	14,190

Increase (decrease) in cash and cash equivalents	(94,153)	20,405
Cash and cash equivalents at the beginning of the period	268,103	331,057

Cash and cash equivalents at the end of the period	173,950	351,462

Supplemental disclosure of cash flow activities:
Cash paid during the period for taxes	3,103	1,402

Supplemental information for non- cash transactions
Right-of-use asset recognized with corresponding lease liability	12,398	12,187

Non-cash purchase of property and equipment	1,052	592

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

WIX.COM LTD.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1:-	GENERAL

Wix.com Ltd. was incorporated on October 5, 2006, under the laws of the State of Israel, and commenced operations on the same date.

Wix.com Ltd. and its subsidiaries (the “Company”) develops and markets a cloud-based platform that enables anyone to create a website or web application.

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES

a. Basis of Presentation

Unaudited Interim Financial Information

These unaudited interim consolidated financial statements should be read in conjunction with the consolidated financial statements and the related notes included in our Annual Report on Form 20-F for the fiscal year ended December 31, 2019 filed with the SEC.

The interim condensed consolidated financial statements have been prepared according to U.S Generally Accepted Accounting Principles (“U.S. GAAP”).

In the opinion of management, all adjustments considered necessary for a fair presentation have been included. Operating results for the six months ended June 30, 2020 are not necessarily indicative of the results that may be expected for the year ending December 31, 2020.

The significant accounting policies applied in the annual consolidated financial statements of the Company as of December 31, 2019, contained in the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 2, 2020, have been applied consistently in these unaudited interim condensed consolidated financial statements.

WIX.COM LTD.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

b. Revenue recognition:

The Company’s revenues are categorized and disaggregated as reflected in the statements of operation, as follow:

Creative Subscriptions

Revenues from premium subscriptions are recognized on a straight-line basis over the contract period, since the customer simultaneously receives and consumes the benefits provided by the Company’s performance as the Company performs.

Revenues related to the purchase and registration of domain names is recognized at the full amount paid by the customer at a point in time upon the purchase and registration of the domain name, since that is when the Company satisfies the performance obligation.

Business Solutions

Revenues related to Google’s G-Suite application is recognized at a point in time upon the purchase, since that is when the Company satisfies the performance obligation.

Other subscriptions and software applications developed by the Company are recognized on a straight-line basis over the contract period, since the customer simultaneously receives and consumes the benefits provided by our performance as the Company performs.

Revenues related to third party software applications are recognized on a net basis at a point in time upon purchase of the application, since that is when the Company completes its obligation to facilitate the transfer between the customer and the third-party developer.

Revenue related to the sale of online advertising inventory (ad space) and other related advertising services to brands and advertising agencies are recognized at a point in time, when an ad space is provided to the customer.

Each of the Company’s goods and services are sold separately, therefore standalone selling prices (SSP) for each of them are observed, and allocation of the transaction price between the performance obligations in the contract are made relatively on that basis. Refunds are estimated at contract inception and updated at the end of each reporting period if additional information becomes available.

WIX.COM LTD.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Principal versus Agent Considerations

The Company sells its products directly to customers and also through a network of resellers. In certain cases, the Company acts as a reseller of products provided by others. The determination of gross or net revenue recognition is reviewed on a product-by-product basis and is dependent on the Company determination as to whether the Company acts as principal or agent in the transaction. Revenue associated with sales through the Company’s network of resellers, for certain aftermarket domain sales and for third-party offerings including Google’s G-Suite application is recorded on a gross basis as the Company has determined that the Company controls the product before transferring it to the end customers. Revenues related to third party software applications when the Company does not control the product or service before transferring it to the customers are recognized on a net basis.

The Company uses the practical expedient and does not assess the existence of a significant financing component when the difference between payment and revenue recognition is a year or less.

The Company charges from customers for the entire consideration at inception date, and accordingly the services are provided from that date for the agreed service period. The Company records contract liability when cash payments are received in advance of performance, and these revenues are recognized ratably over the service period. The balance of deferred revenues approximates the aggregate amount of the transaction price allocated to the unsatisfied performance obligations at the end of reporting period. The Company expects to recognize the short-term portion of deferred revenue, $344,515, over the next twelve months and the long-term portion of deferred revenue over the remaining service period of up to five years.

The Company offers a 14-day money back guaranty (“Guaranty Period”) on new premium subscription. The Company considers such amount collected from new premium subscriptions as customer deposits until the end of the 14-day trial period. Revenues are recognized once the Guaranty Period has expired.

Please refer to Note 8 - Segments, Customers and Geographic Information for further information, including presentation of disaggregated revenue by geography.

WIX.COM LTD.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

c. Derivatives instruments:

ASC No. 815, “Derivative and Hedging” (“ASC No. 815”), requires companies to recognize all of their derivative instruments as either assets or liabilities in the statement of balance sheets at fair value.

For those derivative instruments that are designated and qualify as hedging instruments, a company must designate the hedging instrument, based upon the exposure being hedged, as a fair value hedge, cash flow hedge or a hedge of a net investment in a foreign operation.

Derivative instruments designated as hedging instruments:

Gains and losses on the derivatives instruments that are designated and qualify as a cash flow hedge are recorded in accumulated other comprehensive income (loss) and reclassified into in the same accounting period in which the designated forecasted transaction or hedged item affects earnings.

The net fair value of derivative instruments balance as of December 31, 2019, totaled $888, and is presented on a gross basis as prepaid expenses and other current assets in the amount of $888 and as accrued expenses and other current liabilities in the amount of $0. The net fair value of derivative instruments balance as of June 30, 2020 totaled $6,868, and is presented on a gross basis as prepaid expenses and other current assets in the amount of $7,205 and as accrued expenses and other current liabilities in the amount of $337.

For the year ended December 31, 2019 and for the six months ended June 30, 2020, the Company recorded as operating income net from hedging transactions in the amount of $147 and $41, respectively.

To hedge against the risk of overall changes in cash flows resulting from foreign currency salary payments, rent and other overhead vendors during the year, the Company has instituted a foreign currency cash flow hedging program. The Company hedges portions of its forecasted salary, rent and other overhead cash flow denominated in NIS. These option contracts are designated as cash flow hedges, as defined by ASC No. 815, and are all effective.

For the six months ended June 30, 2020, the amount recorded in accumulated other comprehensive income from the Company’s currency option and forward transactions is $6,832. As of June 30, 2020, the notional amounts of foreign exchange forward contracts into which the Company entered were $49,629 and the options contracts were $108,672 . The foreign exchange forward and options contracts will expire through 2020 and 2021.

WIX.COM LTD.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Derivative instruments not designated as hedging instruments:

In addition to the derivatives that are designated as hedges as discussed above, the Company enters into certain foreign exchange forward and option transactions to economically hedge certain revenue transactions in Euros, British pounds, Brazilian Real, Mexican Pesos and Japanese Yen and expenses in NIS. Gains and losses related to such derivative instruments are recorded in financial expenses, net. At June 30, 2020, the notional amounts of foreign exchange option cotracts into which the Company entered were $35,381 and forward contracts were $54,708 . The foreign exchange forward and option transactions will expire through 2020.

The net fair value of derivative instruments balance as of December 31, 2019, totaled $119 and is presented on a gross basis as prepaid expenses and other current assets in the amount of $577 and as accrued expenses and other current liabilities in the amount of $696. The net fair value of derivative instruments liabilities balance as of June 30, 2020 totaled $1,132, and is presented on a gross basis as prepaid expenses and other current assets in the amount of $1,679 and as accrued expenses and other current liabilities in the amount of $547.

In the year ended December 31, 2019 and in the six months ended June 30, 2020, the Company recorded net financial income, net from hedging transactions in the amount of $963 and $665, respectively. Tax effect was de minimis.

d. Fair value of financial instruments:

The estimated fair value of financial instruments has been determined by the Company using available market information and valuation methodologies. Considerable judgment is required in estimating fair values. Accordingly, the estimates may not be indicative of the amounts the Company could realize in a current market exchange.

The following methods and assumptions were used by the Company in estimating the fair value of their financial instruments:

The carrying values of cash and cash equivalents, short-term and restricted deposits, trade receivables, prepaid expenses and other current assets, trade payables, employees and payroll accruals and accrued expenses and other current liabilities approximate fair values due to the short-term maturities of these instruments.

The Company applies ASC No. 820, “Fair Value Measurements and Disclosures” (“ASC No. 820”), with respect to fair value measurements of all financial assets and liabilities.

In accordance with ASC No. 820, the Company measures its money market funds, marketable securities and foreign currency derivative contracts at fair value. Money market funds and marketable securities are classified within Level 1 or Level 2. This is because these assets are valued using quoted market prices or alternative pricing sources and models utilizing market observable inputs. Foreign currency derivative contracts are classified within Level 2 as the valuation inputs are based on quoted prices and market observable data of similar instruments.

WIX.COM LTD.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or a liability. A three-tier fair value hierarchy is established as a basis for considering such assumptions and for inputs used in the valuation methodologies in measuring fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

The following table represents the fair value hierarchy of the Company’s financial assets and liabilities measured at fair value on a recurring basis as of June 30, 2020:

	June 30, 2020
	Unaudited
	Fair value
	Level 1	Level 2	Level 3	Total
Cash equivalents:
Money market funds	$97,229	$—	$—	$97,229
Marketable securities:
Government and corporate debentures - fixed interest rate	—	346,894	—	346,894
Government-sponsored enterprises	—	23,715	—	23,715
Government and corporate debentures - floating interest rate	—	49,226	—	49,226
Foreign currency derivative contracts assets	—	8,884	—	8,884
Total financials assets	$97,229	$428,719	$—	$525,948

Foreign currency derivative contracts liabilities		884		884
Total financials liabilities	$—	$884	$—	$884

WIX.COM LTD.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The following table represents the fair value hierarchy of the Company’s financial assets and liabilities measured at fair value on a recurring basis as of December 31, 2019:

	December 31, 2019
	Fair value
	Level 1	Level 2	Level 3	Total
Cash equivalents:
Money market funds	$204,067	$—	$—	$204,067
Marketable securities:
Government and corporate debentures - fixed interest rate	—	284,321	—	284,321
Government-sponsored enterprises	—	30,132	—	30,132
Government and corporate debentures - floating interest rate	—	27,146	—	27,146
Foreign currency derivative contracts assets	—	1,465	—	1,465
Total financials assets	$204,067	$343,064	$—	$547,131

Foreign currency derivative contracts liabilities		696		696
Total financials liabilities	$—	$696	$—	$696

WIX.COM LTD.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

e.	Recently Adopted Accounting Pronouncements

In August 2018, the FASB issued ASU No. 2018-15, Intangibles—Goodwill and Other—Internal-Use Software (Subtopic 350-40): Customer’s Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement That Is a Service Contract. This ASU clarifies the accounting treatment for implementation costs for cloud computing arrangements (hosting arrangements) that are service contracts. This standard becomes effective for the Company beginning January 1, 2020. The new guidance was adopted on January 1, 2020. The adoption did not have a material impact on the Company’s consolidated financial statements.

In January 2017, the FASB issued ASU 2017-04, Simplifying the Test for Goodwill Impairment (Topic 350). This standard eliminates Step 2 from the goodwill impairment test, instead requiring an entity to recognize a goodwill impairment charge for the amount by which the goodwill carrying amount exceeds the reporting unit’s fair value. This guidance is effective for interim and annual goodwill impairment tests in fiscal years beginning after December 15, 2019 with early adoption permitted. This guidance must be applied on a prospective basis. The new guidance was adopted on January 1, 2020. The adoption did not have a material impact on the Company’s consolidated financial statements.

In June 2016, FASB issued ASU 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. ASU 2016-13 amends the impairment model to utilize an expected loss methodology in place of the currently used incurred loss methodology, which will result in the more timely recognition of losses.. Topic 326 was adopted by the Company on January 1, 2020. The adoption did not have a material impact on the Company’s consolidated financial statements.

f.	Newly issued accounting pronouncements

In August 2020, the FASB issued ASU 2020-06, Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity, which simplifies the accounting for convertible instruments by eliminating certain separation models. Under ASU 2020-06, a convertible debt instrument will generally be reported as a single liability at its amortized cost with no separate accounting for embedded conversion features. In addition, ASU 2020-06 eliminates the treasury stock method to calculate diluted earnings per share for convertible instruments and requires the use of the if-converted method. The guidance is effective for us beginning in the first quarter of 2022 with early adoption permitted. We are currently evaluating the impact of the remaining provisions on the Company’s consolidated financial statements.

WIX.COM LTD.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 3:-	MARKETABLE SECURITIES:

At June 30, 2020 and at December 31, 2019, the Company held marketable securities classified as available-for-sale securities as follows:

	June 30, 2020				December 31, 2019
LESS THAN A YEAR	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Government and corporate debentures - fixed interest rate	$132,286	$761	$(1)	$133,046	$148,437	$329	$(15)	$148,751
Government-sponsored enterprises	12,534	87	—	12,621	12,548	—	(1)	12,547
Government and corporate debentures - floating interest rate	28,978	5	(26)	28,957	3,003	1	(1)	3,003

	$173,798	$853	$(27)	$174,624	$163,988	$330	$(17)	$164,301

	June 30, 2020				December 31, 2019
MORE THAN 1 YEAR THROUGH FIVE YEARS	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
				value
Government and corporate debentures - fixed interest rate	$210,089	$3,774	$(12)	$213,851	$135,040	$595	$(65)	$135,570
Government-sponsored enterprises	11,036	59	(2)	11,093	17,579	9	(3)	17,585
Government and corporate debentures - floating interest rate	20,364	—	(97)	20,267	24,141	8	(6)	24,143

	$241,490	$3,833	$(111)	$245,211	$176,760	$612	$(74)	$177,298

As of June 30, 2020 and December 31, 2019, gross unrealized losses on investments that were in a gross unrealized loss position were immaterial. As of June 30, 2020 and December 31, 2019, the allowance for credit losses was not material.

WIX.COM LTD.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 4:-	CONVERTIBLE NOTES

In June and July of 2018, The Company issued $442,750 aggregate principal amount, 0% coupon rate, of Convertible Senior Notes due in 2023 (the “Convertible Notes”). Subject to satisfaction of certain conditions and during certain periods, as defined in the indenture governing the notes, the holders will have the option to exchange the notes into cash or the Company’s ordinary shares, if any (subject to the Company right to pay cash in lieu of all or a portion of such shares).

The Company may provide additional shares upon conversion if there is a “Make-Whole Fundamental Change” in the business as defined in the indenture governing the notes.

The Notes are not redeemable by the Company prior to the maturity date apart from certain cases as defined in the indenture governing the notes.

Conversion terms:

Holders may convert their notes at their option at any time prior to the close of business on the business day immediately preceding January 1, 2023 only under the following circumstances:

1.

During any calendar quarter commencing after September 30, 2018 (and only during such calendar quarter), if the last reported sale price of the Company’s ordinary shares, for at least 20 trading days (whether or not consecutive) during a period of 30 consecutive trading days ending on, and including, the last trading day of the immediately preceding quarter is greater than or equal to 130% of the conversion price on each applicable trading day.

2.

During the five business day period after any ten consecutive trading day period (the “measurement period”) in which the trading price per USD 1,000 principal amount of notes for each trading day of the measurement period was less than 98% of the product of the last reported sale price of the ordinary shares and the conversion rate on each such trading day.

3.	If the Company calls the notes for a tax redemption, at any time prior to the close of business on the second scheduled trading day immediately preceding the tax redemption date; or

4.

Upon the occurrence of specified corporate events. On or after January 1, 2023 until the close of business on the second scheduled trading day immediately preceding the maturity date, holders may convert their notes at any time, regardless of the foregoing circumstances. Upon conversion, the Company will pay or deliver, as the case may be, cash, ordinary shares or a combination of cash and ordinary shares, at Company’s election.

WIX.COM LTD.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 4:-	CONVERTIBLE NOTES (cont.)

5.

The conversion rate was initially 7.0113 ordinary shares per USD 1,000 principal amount of notes (equivalent to an initial conversion price of approximately $142.63 per ordinary share). The conversion rate will be subject to adjustment in some events, but will not be adjusted for any accrued and unpaid special interest, if any. In addition, following certain corporate events that occur prior to the maturity date, or following Company’s delivery of a notice of tax redemption, the Company will, in certain circumstances, increase the conversion rate for a holder who elects to convert his notes in connection with such a corporate event or notice of tax redemption, as the case may be.

During the calendar quarter which ended on June 30, 2020, the conditions allowing holders of the Convertible Notes early conversion were met. Subject to and in accordance with the requirements of the Convertible Notes’ indenture, the Convertible Notes are convertible by their holders during the calendar quarter commencing on July 1, 2020 (and only during such calendar quarter).

In accounting for the issuance of the Convertible Notes, the Company separated the Convertible Notes into liability and equity components. The carrying amount of the liability component was calculated by using the Jump-Diffusion model. The carrying amount of the equity component representing the conversion option was $105,375 and was determined by deducting the fair value of the liability component from the par value of the Convertible Notes. The equity component is not remeasured as long as it continues to meet the conditions for equity classification. The excess of the principal amount of the liability component over its carrying amount (“debt discount”) is amortized to interest expense over the term of the Convertible Notes at an effective interest rate of 6.20% over the contractual terms of the Convertible Notes.

Debt issuance costs related to the Convertible Notes comprised of commissions and payable to third party consultants of $11,511 and third party costs of $1,090. The Company allocated the total amount incurred to the liability and equity components of the Convertible Notes based on their relative carrying values. Issuance costs attributable to the liability component were $9,602 and will be amortized to interest expense using the effective interest method over the contractual term. Issuance costs attributable to the equity component were netted with the equity component in stockholders’ equity.

WIX.COM LTD.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 4:-	CONVERTIBLE NOTES (Cont.)

Capped Call Transactions

In connection with the pricing of the Convertible Notes, the Company entered into privately negotiated capped call transactions (the “Capped Call Transactions”) with certain of the purchasers of the Convertible Notes. The Capped Call Transactions cover, collectively, the number of Company ordinary shares underlying the Convertible Notes, subject to anti-dilution adjustments substantially similar to those applicable to the Convertible Notes. The cost of the Capped Call Transactions was $45,338. The transaction is expected generally to reduce the potential dilution to the ordinary shares upon any conversion of the Convertible Notes and/or offset any cash payments we are required to make in excess of the principal amount upon conversion of the Convertible Notes under certain events described in the Capped Call Transactions.

As the Capped Call Transactions are considered indexed to the Company’s share and are considered equity classified, they are recorded in shareholders’ equity on the consolidated balance sheet and are not accounted for as derivatives.

The cost of the Capped Call Transactions was recorded as a reduction to additional paid-in capital.

The net carrying amount of the Convertible Notes were as follows:

	Principal outstanding	Unamortized debt discount	Unamortized debt issuance costs	Net carrying value
December 31, 2019:
Convertible Notes	$442,750	$(77,527)	$(6,508)	$358,715

June 30, 2020:
Convertible Notes	$442,750	$(67,673)	$(5,413)	$369,664

WIX.COM LTD.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 4:-	CONVERTIBLE NOTES (Cont.)

The net carrying amount of the equity component of the Convertible Notes were as follows:

	Amount allocated to conversion option	Less: allocated issuance costs and Capped call	Equity component, net
June 30, 2020:
Convertible notes	$105,375	$(48,337)	$57,038

The Company recognized interest expense on the Convertible Notes as follows:

Six months ended June 30, 2020
Amortization of debt discount and issuance costs	$ 10,949

The effective interest rate of the liability component is 6.20% for the Convertible Notes.

	Amount allocated to conversion option	Less: allocated issuance costs and Capped call	Equity component, net
December 31, 2019:
Convertible notes	$105,375	$(48,337)	$57,038

Six months ended June 30, 2019
Amortization of debt discount and issuance costs	$ 10,311

WIX.COM LTD.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 5:-	COMMITMENTS AND CONTINGENT LIABILITIES

Legal contingencies:

The Company reviews the status of each legal matter it is involved in, from time to time, in the ordinary course of business and assesses its potential financial exposure. If the potential loss from any claim or legal proceeding is considered probable and the amount can be reasonably estimated, the Company accrues a liability for the estimated loss. These accruals are reviewed at least quarterly and adjusted to reflect the impact of negotiations, settlements, rulings, advice of legal counsel and other information and events pertaining to a particular matter. As of June 30, 2020, the Company is not involved in any claims or legal proceedings which require accrual of liability for the estimated loss.

NOTE 6:-	SHAREHOLDERS’ EQUITY

a.	Share based compensation:

In April 2007, the Company’s Board of Directors adopted an Employee Shares Incentive Plan (the “2007 Plan”). Under the 2007 Plan, options may be granted to employees, officers, non-employees consultants and directors of the Company and its Subsidiaries. The 2007 plan was terminated on October 15, 2013, although option awards outstanding as of that date will continue in full force in accordance with the terms under which they were granted. In October 2013, the Company’s Board of Directors adopted a new Employee Shares Incentive Plan (the “2013 Plan”). The 2013 Plan provides for the grant of options, restricted shares, RSUs, share appreciation rights, cash-based awards, dividend equivalents and other share-based awards to directors, employees, officers, consultants of the Company and its subsidiaries.

As of June 30, 2020, an aggregate of 2,251,774 shares were still available for future grant. Each option granted under the 2013 Plan expires no later than ten years from the date of grant. The vesting period of the options is generally four years, unless the Board of Directors or the Board’s Compensation Committee determines otherwise. Any option which is forfeited or cancelled before expiration becomes available for future grants.

WIX.COM LTD.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 6:-	SHAREHOLDERS’ EQUITY (Cont.)

The total share-based compensation expense related to all of the Company’s equity-based awards, which include options, RSUs and employee stock purchase rights issued pursuant to the Company’s Employee Share Purchase Plan (“ESPP”) and recognized for the six months ended June 30, 2019 and 2020 was comprised as follows:

	Six months ended June 30,
	2020	2019
Cost of revenues	3,500	2,747
Research and development	34,401	26,375
Sales and marketing	9,963	9,254
General and administrative	17,821	14,096

Total share-based compensation expense	65,685	52,472

Total unrecognized compensation cost amounted to $320,864 as of June 30, 2020, and is expected to be recognized over a weighted average period of approximately 2.9 years.

b.	Options granted to employees:

A summary of the activity in options granted to employees for the six months ended June 30, 2020 is as follows:

	Number of options	Weighted average exercise price	Weighted Average remaining contractual term (in years)	Aggregate intrinsic value
Balance at December 31, 2019	7,438,119	$37.53	5.49	$631,994
Granted	635,680	142.32
Exercised	(3,140,598)	9.55
Forfeited	(31,111)	66.81

Balance at June 30, 2020	4,902,090	$68.86	7.06	918,474

Exercisable at June 30, 2020	2,713,016	$43.40	5.89	577,377

Vested and expected to vest at June 30, 2020	4,791,890	$68.17	7.02	$901,093

WIX.COM LTD.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 6:-	SHAREHOLDERS’ EQUITY (Cont.)

The Company estimates the fair value of share options granted using the Black-Scholes-Merton option-pricing model, which requires a number of assumptions: the expected volatility is based upon actual historical share price movements; the expected term of options granted is based upon historical experience and represents the period of time that options granted are expected to be outstanding; the risk-free interest rate is based on the yield from U.S. Federal Reserve zero-coupon bonds with an equivalent term; For restricted share units the fair value is based on the closing market value of the underlying shares at the date of grant. The Company has historically not paid dividends and has no foreseeable plans to pay dividends and, therefore, uses an expected dividend yield of zero in the option pricing model.

The following table set forth the parameters used in computation of the options compensation to employees for the six months ended June 30, 2019 and 2020:

	Six Months ended June 30,
	2019	2020
Expected volatility	43.83%-45.25%	42.26%-48.23%
Expected dividends	0%	0%
Expected term (in years)	4.94-4.95	4.88-4.99
Risk free rate	2.14%-2.47%	0.33%-1.40%

The following table set forth the parameters used in computation of the employee stock purchase plan for the six months ended June 30, 2019 and 2020:

	Six Months ended June 30,
	2019	2020
Expected volatility	54.49%	34.50%
Expected dividends	0%	0%
Expected term (in years)	0.5	0.5
Risk free rate	2.52%	0.95%

WIX.COM LTD.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 6:-	SHAREHOLDERS’ EQUITY (Cont.)

c.	Options granted to non-employees consultants:

The following tables summarizes information about the Company’s outstanding and exercisable options to purchase ordinary shares granted to non-employees consultants as of June 30, 2020 and as of December 31, 2019:

Grant Date	Options outstanding as of June 30, 2020	Exercise price	Exercisable as of June 30, 2020	Exercisable through
		$
January 25, 2011	1,000	0.67	1,000	January 25, 2021
January 9, 2013	3,400	2.34	3,400	January 9, 2023

	4,400		4,400

Grant Date	Options outstanding as of December 31, 2019	Exercise price	Exercisable as of December 31, 2019	Exercisable through
		$
January 25, 2011	6,000	0.67	6,000	January 25, 2021
January 9, 2013	3,400	2.34	3,400	January 9, 2023

	9,400		9,400

No options were granted to non-employees during the six months ended June 30, 2020 and for the year ended December 31, 2019.

d.	A summary of RSU activity for the six months ended June 30, 2020, is as follows:

	Number of shares	Weighted average grant date fair value per share
		$
Unvested as of December 31, 2019	2,124,430	$98.50
Granted	636,699	159.00
Vested	(481,540)	86.44
Forfeited	(88,963)	108.85

Unvested as of June 30, 2020	2,190,626	$118.33

WIX.COM LTD.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 7:-	BASIC AND DILUTED NET LOSS PER SHARE

Basic net income (loss) per share is computed based on the weighted average number of shares of common share outstanding during each period. Diluted net income (loss) per share is computed based on the weighted average number of shares of common share outstanding during each period, plus dilutive potential shares of common share considered outstanding during the period, in accordance with FASB ASC No. 260, “Earnings Per Share.”

	Six months ended June 30
	2020	2019
Net loss available to shareholders of ordinary shares	$(96,889)	$(47,474)

Denominator:
Shares used in computing net loss per ordinary shares, basic and diluted	53,266,895	49,917,692

Basic and diluted net loss per ordinary share	(1.82)	(0.95)

The following table summarizes the reconciliation of the basic weighted average number of shares outstanding and the diluted weighted average number of shares outstanding.

	Six months ended June 30
	2020	2019
Shares used in computing net loss per ordinary shares, basic and diluted	53,266,895	49,917,692

The following items have been excluded from the diluted weighted average number of shares outstanding because they are anti-dilutive:
Share options	4,906,490	7,744,708
Restricted share units	2,190,991	2,289,069
Convertible Notes (if-converted)	3,104,251	3,104,251

	63,468,627	63,055,720

WIX.COM LTD.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 8:-	SEGMENTS, CUSTOMERS AND GEOGRAPHIC INFORMATION

a.

The Company applies ASC topic 280, “Segment Reporting”, (“ASC No. 280”). The Company operates in one reportable segment. Total revenues are attributed to geographic areas based on the location of the end customer.

b.	The following tables present total revenues for the six months ended June 30, 2019 and 2020 and long-lived assets as of December 31, 2019 and as of June 30, 2020:

Revenues:

	Six months ended June 30
	2020	2019
North America (*)	256,178	193,287
Europe	113,978	93,633
Latin America	24,893	25,164
Asia and others	56,997	47,625

	452,046	359,709

(*)	Include revenue from USA in amount of $170,989 and $232,252 for first six months of 2019 and 2020, respectively.

Long-lived assets:

	June 30	December 31
	2020	2019
Israel	$19,277	$18,863
Europe and Asia	4,032	3,642
America	9,617	9,201

	$32,926	$31,706